Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Thursday, April 15, 2004	Roger Bosma
President & CEO
Joseph F. Hurley

EVP & CFO
973-697-2000

Lakeland Bancorp Reports $3.6 Million in First Quarter Earnings

Oak Ridge, NJ – April 15, 2004 – Lakeland Bancorp, Inc. (Nasdaq: LBAI) reported first quarter Net Income of $3.6 million, which was slightly higher than Net Income of $3.5 million for the same period in 2003. Diluted earnings per share was $0.22 per share, compared to $0.23 per share for the first quarter 2003, reflecting an increase in outstanding shares following the acquisition of CSB Financial Corp. (“CSB”) in August 2003. Annualized Return on Average Assets was 0.91% and Annualized Return on Average Equity was 12.73% for the first quarter 2004.

Lakeland Bancorp also announced that it has declared a quarterly cash dividend of $0.10 per common share. The cash dividend will be paid on May 14, 2004 to holders of record as of the close of business on April 30, 2004.

Roger Bosma, Lakeland Bancorp’s President and CEO said, “While our core business and expansion into the Bergen County market continues to prosper, our pending acquisition of Newton Financial Corp. (“Newton”) is moving forward. Shareholders of both Newton and Lakeland have now formally approved the merger. In addition, Newton has agreed on a course of action necessary to obtain a declaratory judgment confirming that their currently outstanding shares are validly issued and outstanding. Past and present Newton shareholders have been notified and Newton has requested a court hearing in May 2004 on the merits of its declaratory judgment.”

-continued-

Earnings

Net Interest Income

Net interest income for the first quarter of 2004 was $13.6 million or 10% higher than the $12.3 million earned in the first quarter of 2003. Net interest margin was 3.86% compared to 4.49% in the first quarter of 2003, primarily reflecting a 67 basis point decline in the yield on interest earning assets due to the declining interest rate environment, and to a higher proportion of investment securities to total earning assets as deposit growth outpaced loan growth during 2003. The Company’s average cost of interest bearing liabilities decreased 9 basis points from the first quarter of 2003 to the first quarter of 2004. This decline was due to a reduction in the yields on deposits partially offset by the cost of $56.7 million in trust-preferred securities funded in the latter part of 2003.

Noninterest income

Noninterest income, including gains on the sale of securities, totaled $2.9 million or 12% higher than the first quarter of 2003. Gains on sales of securities were $3,000 in the first quarter of 2004 compared to gains of $265,000 for the same period last year. Excluding the gains on sale of securities, noninterest income was 24% higher than the first quarter of 2003. Service charges on deposit accounts increased 23% to $1.9 million, primarily due to increased overdraft and return item charges; commissions and fees increased 17% primarily due to increased loan fees collected; and other income increased 44% to $380,000, primarily due to increased income on bank owned life insurance.

Noninterest expense

Noninterest expense for the first quarter of 2004 was $10.3 million, an increase of 15% compared to the first quarter of 2003. Salary and employee benefit expenses increased by 12% due to branch expansion following the acquisition of CSB, as well as normal salary and benefit increases. Other noninterest expense categories increased by 19% in the first quarter of 2004 primarily due to additional costs incurred by the four new branches from CSB, and increased legal and marketing expenses. The bank’s efficiency ratio was 60.6% in the first quarter of 2004.

Financial Condition

At March 31, 2004, total assets were $1.59 billion, unchanged from year-end.

Loans

In the first quarter of 2004, total loans increased $9.7 million from year-end. Commercial loans increased by $9.1 million, or 2% in the first quarter, while residential mortgage and consumer and home equity loans showed minor net changes in the quarter.

Asset Quality

At March 31, 2004, non-performing assets totaled $16.2 million (1.02% of total assets). This compares to $16.7 million (1.05% of total assets) at year-end 2003. Included in non-performing assets are $10.5 million related to commercial lease pools (0.66% of total assets) and $5.7 million of other non-performing assets (0.36% of total assets). The Allowance for Loan and Lease Losses totaled $17.2 million at March 31, 2004 and represented 2.00% of total loans. During the first quarter of 2004, the Company had net charge-offs of $576,000 compared to $61,000 for the first quarter last year.

-continued-

Deposits

At March 31, 2004, total deposits were $1.34 billion, an increase of $18.0 million from December 31, 2003. Core deposits, which are defined as noninterest bearing deposits and savings and interest bearing transaction accounts, increased by $22.6 million or 2% to $1.06 billion. Core deposits, as defined, represent 79% of total deposits.

Capital

Stockholders’ equity was $117.7 million and book value per common share was $7.37 as of March 31, 2004. As of March 31, 2004, the Company’s leverage ratio was 7.88%. Tier I and total risk based capital ratios were 12.88% and 15.97%, respectively. These regulatory capital ratios exceed those necessary to be considered a well-capitalized institution under Federal guidelines. The Company repurchased 11,000 shares during the first quarter of 2004 at an average price of $16.41 per share.

Non-historical information disclosed in this press release constitutes forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Lakeland cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements as a result of numerous factors, including pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in Lakeland’s markets; changes in levels of market interest rates; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from a lease portfolio as described in its Form 10-K for the year ended December 31, 2003; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular; the ability of Lakeland Bank to integrate Newton into the Company’s overall business and plans after the acquisition closes; and the extent and timing of legislative and regulatory actions and reforms. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

Lakeland Bancorp has filed a Registration Statement on SEC Form S-4 in connection with its pending merger with Newton Financial Corporation and has mailed a Proxy Statement/Prospectus to its shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, NEWTON, THE MERGER AND RELATED MATTERS. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/ Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document- retrieval services and at the web site maintained by the Commission at http//www.sec.gov. This press release does not constitute an offer of any securities for sale.

Lakeland Bancorp, Inc.

Financial Highlights

(unaudited)

	Three months ended March 31,
	2004	2003
	(Dollars in thousands except per share amounts)
INCOME STATEMENT
Net Interest Income	$13,558	$12,310
Provision for Loan and Lease Losses	875	750
Noninterest Income (excluding investment
security gains)	2,873	2,314
Gain on sales of investment securities	3	265
Noninterest Expense	10,311	8,967

Pretax Income	5,248	5,172
Tax Expense	1,679	1,629

Net Income	$3,569	$3,543

Basic Earnings Per Share	$0.22	$0.24
Diluted Earnings Per Share	$0.22	$0.23
Dividends per share	$0.10	$0.09
Weighted Average Shares—Basic	15,956	14,921
Weighted Average Shares—Diluted	16,183	15,154

SELECTED OPERATING RATIOS
Return on Average Assets	0.91%	1.17%
Return on Average Equity	12.73%	15.84%
Yield on Interest Earning Assets	5.20%	5.87%
Cost of funds	1.62%	1.71%
Net interest spread	3.58%	4.16%
Net interest margin	3.86%	4.49%
Efficiency ratio	60.60%	59.63%
Stockholders' equity to total assets	7.39%	7.33%
Book value per share	$7.37	$6.20

ASSET QUALITY RATIOS
Ratio of net charge-offs to average loans	0.27%	0.03%
Ratio of allowance to total loans	2.00%	2.57%
Non-performing loans to total loans	1.88%	2.81%
Non-performing assets to total assets	1.02%	1.62%
Allowance to non-performing loans	105.85%	91.32%

SELECTED BALANCE SHEET DATA AT PERIOD-END
	03/31/2004	12/31/2003
Loans	$862,050	$852,387
Allowance for Loan and Lease Losses	17,198	16,899
Investment Securities	590,938	600,411
Total Assets	1,593,549	1,585,290
Deposits	1,343,645	1,325,682
Short-Term Borrowings	32,286	51,423
Long-Term Debt	91,203	89,500
Stockholders' Equity	117,692	110,951

SELECTED AVERAGE BALANCE SHEET DATA
	For the quarter ended
	03/31/2004	03/31/2003
Loans	$850,378	$720,210
Interest-Earning Assets	1,453,787	1,144,826
Core Deposits	1,044,112	832,420
Time Deposits	285,318	251,566
Total Deposits	1,329,430	1,083,986
Total Assets	1,581,665	1,231,037
Short-Term Borrowings	39,992	18,329
Long-Term Debt	34,530	31,035
Subordinated Debentures	56,703	—
Common Equity	112,757	90,688

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	March, 31,	December 31,
ASSETS	2004	2003

(dollars in thousands)	(unaudited )

Cash and due from banks	$45,499	$42,760
Federal funds sold and interest-bearing deposits due from banks	9,618	3,324

Total cash and cash equivalents	55,117	46,084

Investment securities available for sale	551,195	557,402
Investment securities held to maturity; fair value of $ 40,643 in 2004 and $43,650 in 2003	39,743	43,009
Loans:
Commercial	422,327	413,198
Residential mortgages	182,932	185,153
Consumer and home equity	256,791	254,036

Total loans	862,050	852,387
Plus: deferred costs (fees)	(1,375)	(851)
Less: Allowance for loan and lease losses	17,198	16,899

Net loans	843,477	834,637

Premises and equipment—net	27,304	27,510
Accrued interest receivable	6,528	6,391
Goodwill and other identifiable intangible assets	28,383	27,609
Bank owned life insurance	27,854	27,575
Other assets	13,948	15,073

TOTAL ASSETS	$1,593,549	$1,585,290

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Deposits:
Noninterest bearing	$253,081	$242,710
Savings and interest-bearing transaction accounts	807,683	795,485
Time deposits under $100	206,752	209,216
Time deposits $100 and over	76,129	78,271

Total deposits	1,343,645	1,325,682

Federal funds purchased and securities sold under agreements to repurchase	32,286	51,423
Long-term debt	34,500	34,500
Subordinated debentures	56,703	—
Other liabilities	8,723	7,734
Guaranteed preferred beneficial interests in Company's subordinated debentures	—	55,000

TOTAL LIABILITIES	1,475,857	1,474,339

STOCKHOLDERS' EQUITY

Common stock, no par value; authorized shares, 40,000,000; issued shares, 16,483,551 at March 31, 2004 and December 31, 2003	131,093	131,116
Accumulated Deficit	(11,007)	(12,980)
Treasury stock, at cost, 507,403 shares at March 31, 2004 and 535,025 at December 31, 2003	(7,142)	(7,283)
Accumulated other comprehensive income	4,748	98

TOTAL STOCKHOLDERS' EQUITY	117,692	110,951

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,593,549	$1,585,290

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

(Unaudited)

	Three months Ended March 31,
	2004	2003

	(In thousands, except per share data)
INTEREST INCOME
Loans and fees	$12,669	$11,853
Federal funds sold and interest bearing deposits with banks	10	68
Taxable investment securities	5,013	3,632
Tax exempt investment securities	764	658

TOTAL INTEREST INCOME	18,456	16,211

INTEREST EXPENSE
Deposits	3,387	3,436
Securities sold under agreements to repurchase	111	63
Long-term debt	1,400	402

TOTAL INTEREST EXPENSE	4,898	3,901

NET INTEREST INCOME	13,558	12,310
Provision for loan and lease losses	875	750

NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	12,683	11,560

NONINTEREST INCOME
Service charges on deposit accounts	1,864	1,511
Commissions and fees	629	539
Gain on the sales of investment securities	3	265
Other income	380	264

TOTAL NONINTEREST INCOME	2,876	2,579

NONINTEREST EXPENSE
Salaries and employee benefits	5,547	4,959
Net occupancy expense	1,021	925
Furniture and equipment	845	814
Stationery, supplies and postage	348	330
Legal fees	482	253
Marketing expense	315	196
Other expenses	1,753	1,490

TOTAL NONINTEREST EXPENSE	10,311	8,967

INCOME BEFORE PROVISION FOR INCOME TAXES	5,248	5,172
Provision for income taxes	1,679	1,629

NET INCOME	$3,569	$3,543

EARNINGS PER COMMON SHARE
Basic	$0.22	$0.24

Diluted	$0.22	$0.23

DIVIDENDS PER SHARE	$0.10	$0.09